MORGAN, LEWIS & BOCKIUS LLP

ONE FEDERAL STREET

BOSTON, MASSACHUSETTS 02110

June 13, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Legg Mason Partners Institutional Trust (File No. 333-218068)
Registration Statement on Form N-14

Ladies and Gentlemen:

This letter is to respond to comments we received from Ms. Angela Mokodean of the Staff of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) on June 7, 2017 regarding the information statement/registration statement on Form N-14 (the “Registration Statement”) filed by Legg Mason Partners Institutional Trust (the “Registrant”) in connection with the reorganization of Western Asset Institutional Cash Reserves (the “Target Fund”) into Western Asset Institutional Liquid Reserves (the “Acquiring Fund”). Following are the Staff’s comments and the Registrant’s responses thereto:

A.	First Page

	Comment:	The Staff requested that the Registrant include on the first page of the Registration Statement the statement in boldface type required by Item 2 of Schedule 14C (“We Are Not Asking You for a Proxy and You are Requested Not To Send Us a Proxy”).

	Response:	The Registrant will revise the first page of the Registration Statement to include the statement in boldface type required by Item 2 of Schedule 14C.

B.	Common Questions about the Reorganization

1.	Comment:	The Staff noted that the Registrant states under “Why is the Reorganization Occurring?” that the Acquiring Fund and the Target Fund have had similar average annual performance over the one-, three-, five- and ten-year periods ended December 31, 2016. The Staff noted that the Acquiring Fund and the Target Fund invest in the same master portfolio, Liquid Reserves Portfolio (the “Master Fund”) and requested that the Registrant revise the disclosure to clarify why the Funds’ performance is not identical.

	Response:	The Registrant will revise the disclosure to explain that differences in the Funds’ performance are attributable to differences in the Funds’ expenses and to the fact that, for periods prior to August 29, 2016, the Target Fund invested in a different master portfolio.

2.	Comment:	The Staff noted that the Registrant states under “How Will the Reorganization Affect Fund Fees and Expenses?” that total annual fund operating expenses of shares of the Target Fund are not expected to increase as a result of the Reorganization. The Staff requested that the Registrant revise the disclosure to more definitively explain what will happen to expenses after the Reorganization.

	Response:	The Registrant will revise the disclosure to explain that the gross expenses of the Combined Fund are expected to be lower than the gross expenses of the Target Fund and, as a result of contractual fee waivers, the net expenses of the Combined Fund are expected to be the same as the net expenses of the Target Fund.

C.	Comparison of Fees and Expenses

1.	Comment:	The Staff requested that the Registrant confirm that the fees and expenses of the Target Fund and the Acquiring Fund shown in the fee table are still current, in accordance with Item 3(a) of Form N-14.

	Response:	The Registrant confirms that that the fees and expenses of the Target Fund and the Acquiring Fund shown in the fee table are still current.

2.	Comment:	The Staff requested that the Registrant provide an analysis of the factors considered in determining that the Acquiring Fund should be the performance survivor of the Reorganization, in accordance with the North American Security Trust no-action letter (1993 SEC No-Act, LEXIS 876 (pub. avail. Aug. 5, 1994)).

	Response:	An analysis of the factors considered in that the Acquiring Fund should be the performance survivor of the Reorganization is attached as Exhibit A.

3.	Comment:	The Staff requested that the Registrant explain why each Fund’s gross expenses shown in the fee table differ from the gross expenses shown in the financial highlights.

	Response:	The Registrant notes that, as explained in footnote 1 to the fee table, the information in the fee table and in the expense example reflects the direct fees and expenses of each Fund and its allocated share of fees and expenses of the Master Fund, whereas the gross expenses in the financial highlights do not reflect the reduction in each Fund’s management fee by the amount paid by the Fund for its allocable share of the management fee paid to the Master Fund.

4.	Comment:	The Staff noted that it calculated the expense examples for: (i) the Target Fund for the 3-, 5- and 10-year periods as $80, $145 and $336; (ii) the Acquiring Fund for the 3-year period as $78; and (iii) the Pro Forma Combined Fund for the 10-year period as $302. The Staff requested that the Registrant revise its expense example calculations or explain why it believes its calculations are correct.

	Response:	The Registrant will revise its expense example calculations to be consistent with the Staff’s calculations.

D.	Investment Objectives, Strategies and Principal Risks of Investing in the Funds

1.	Comment:	The Staff noted that the Registrant states that the discussion regarding the investment objectives, policies, strategies and principal risks of the Target Fund and the Acquiring

Fund is based upon and qualified in its entirety by the disclosure appearing in each Fund’s prospectus, however, the prospectus of the Acquiring Fund is not being incorporated by reference to the Registration Statement. The Staff requested that the Registrant remove the statement that the discussion is qualified by the disclosure appearing in each Fund’s prospectus or incorporate by reference the Acquiring Fund’s prospectus.

	Response:	The Registrant will remove the statement that the discussion is qualified by the disclosure appearing in each Fund’s prospectus.

2.	Comment:	The Staff noted that the Registrant states under “Banking Industry Concentration” that each Fund may invest up to 25% of its assets in U.S. dollar-denominated obligations of non-U.S. banks. The Staff noted that this statement does not appear to line-up with the Fund’s concentration policy, which provides that a Fund may not purchase any securities of an issuer in a particular industry if as a result 25% or more of its total assets would be invested in securities of issuers whose principal business activities are in the same industry. The Staff suggested that the Registrant revise the disclosure under “Banking Industry Concentration” so that it lines-up more closely with each Fund’s concentration policy.

	Response:	The Registrant will revise the disclosure to state that each Fund may invest less than 25% of its assets in U.S. dollar-denominated obligations of non-U.S. banks.

3.	Comment:	The Staff noted that the Registrant states under “Banking Industry Concentration” that obligations of foreign branches of U.S. banks and U.S. branches of foreign banks may be considered obligations of U.S. banks if they meet certain requirements. The Staff requested that the Registrant provide more details regarding such requirements, since each Fund can invest in such obligations without limit.

	Response:	The Registrant will revise the disclosure to state that each Fund may invest without limit in obligations of U.S. banks, as that term has been interpreted by the SEC, and less than 25% of its assets in U.S. dollar-denominated obligations of non-U.S. banks. Under SEC interpretations, a U.S. branch of a foreign bank may be considered a domestic bank if the U.S. branch of the foreign bank is subject to the same regulation as a U.S. bank. Likewise, a non-U.S. branch of a U.S. bank may be considered a domestic bank if the investment risk associated with investing in instruments issued by the non-U.S. branch is the same, in the opinion of the subadviser, as that of investing in instruments issued by the branch’s domestic parent.

4.	Comment:	The Staff noted that the Registrant states under “Defensive Investing” that each Fund may, without limit, hold cash uninvested. The Staff requested that the Registrant clarify if “without limit” refers to the amount of uninvested cash that each Fund may hold or the circumstances in which a Fund make take a defensive position. The Staff requested that if the disclosure refers to the circumstances in which a Fund make take a defensive position, the Registrant explain why such an approach is appropriate and, if not, to clarify the circumstances in which a temporary defensive position may be taken.

	Response:	The Registrant will revise the disclosure to state that each Fund may hold cash uninvested without regard to any percentage limitations, in response to adverse market, economic or political conditions.

5.	Comment:	The Staff requested that the Registrant confirm that temporary defensive positions are limited to cash. The Staff requested that, if the Funds may take temporary defensive positions using other instruments, the Registrant disclose the Funds’ ability to invest in such instruments in the Registration Statement or in the Funds’ Statement of Additional Information.

	Response:	The Registrant confirms that temporary defensive positions are limited to cash.

6.	Comment:	The Staff noted that the Registrant states under “Investment Structure” that each Fund may stop investing in the Master Fund and instead invest in a different underlying fund or directly in securities. The Staff requested that the Registrant confirm that if this were to occur, each Fund’s investments would continue to meet the requirements of Rule 2a-7.

	Response:	The Registrant confirms that if a Fund continues to operate as a money market fund in accordance with the requirements of Rule 2a-7 and if the Fund stops investing in the Master Fund and instead invests in a different underlying fund or directly in securities, the Fund’s investments would continue to meet the requirements of Rule 2a-7.

E.	More on Risks of Investing in the Funds

1.	Comment:	The Staff noted that the first two paragraphs under “More on Risks of Investing in the Funds” also are included earlier in the Registration Statement under “Risk Factors.” The Staff suggested that the Registrant consider removing these paragraphs from the “More on Risks of Investing in the Funds” section to avoid repetition, in accordance with the Division of Investment Management Guidance Update No. 2014-08.

	Response:	The Registrant will remove the paragraphs referenced by the Staff from the “More on Risks of Investing in the Funds” section.

2.	Comment:	The Staff noted that the disclosure under “Market Events Risk” appears under both “Risk Factors” and under “More on Risks of Investing in the Funds.” The Staff suggested that the Registrant consider making the disclosure under “Risk Factors” more concise in accordance with the Division of Investment Management Guidance Update No. 2014-08.

	Response:	The Registrant will revise the disclosure under “Risk Factors” as follows to make the disclosure more concise to address the Staff’s comment:

Market events risk. In the past several years financial markets, such as those in the United States, Europe, Asia and elsewhere, have experienced increased volatility, depressed valuations, decreased liquidity and heightened uncertainty. These conditions may continue, recur, worsen or spread.

The U.S. government and the Federal Reserve, as well as certain foreign governments and central banks, have taken steps to support financial markets, including by keeping interest rates at historically low levels. This and other government intervention may not work as intended, particularly if the efforts are perceived by investors as being unlikely to achieve the desired results.

Policy and legislative changes in the United States and in other countries are affecting many aspects of financial regulation, and may in some instances contribute to decreased liquidity and increased volatility in the financial markets. The impact of these changes on the markets, and the practical implications for market participants, may not be fully known for some time.

Economies and financial markets throughout the world are increasingly interconnected. As a result, whether or not a Fund invests in securities of issuers located in or with significant exposure to the countries directly affected, the value and liquidity of the Funds’ investments may be negatively affected.

3.	Comment:	The Staff noted that the Registrant states under “Credit Risk” that “if an obligor for a security held by a Fund fails to pay, otherwise defaults or is perceived to be less creditworthy, a security’s credit rating is downgraded, which could happen rapidly, or the credit quality or value of any underlying assets declines, the value of your investment in a Fund could decline significantly, particularly in certain market environments.” The Staff suggested that the Registrant consider revising this sentence to conform to plain English standards.

	Response:	The Registrant will revise the disclosure to state that “the value of your investment in a Fund could decline significantly, particularly in certain market environments, if the issuer of a security held by the Fund or another obligor for that security (such as a party offering credit enhancement) fails to pay, otherwise defaults or is perceived to be less creditworthy. The value of your investment in a Fund could also decline if the credit rating of a security held by the fund is downgraded or the credit quality or value of any assets underlying the security declines.

F.	Purchases and Redemptions of Fund Shares; Other Shareholder Information

1.	Comment:	The Staff noted that the Registrant states under “Redemption Fees and Gates” that if the Fund’s weekly liquid assets fall below 10% of the Fund’s total assets, the Fund reserves the right to permanently suspend redemptions and liquidate if the Board of the Fund determines that it is not in the best interests of the Fund to continue operating. The Staff requested that the Registrant confirm that the reference to “the Board of the Fund” includes a majority of the directors who are not interested persons of the Fund, in accordance with Rule 22e-3 under the 1940 Act.

	Response:	The Registrant confirms that the reference to “the Board of the Fund” includes a majority of the directors who are not interested persons of the Fund, in accordance with Rule 22e-3 under the 1940 Act.

G.	Other Things to Know About Transactions

1.	Comment:	The Staff suggested that the Registrant consider adding a reference to Medallion signature guarantees to the bulleted list of requirements to be in good order.

	Response:	The Registrant will add a reference to Medallion signature guarantees to the bulleted list of requirements to be in good order.

2.	Comment:	The Staff suggested that the Registrant consider moving the statement “for your protection, the Fund or your Service Agent may request additional information in connection with large redemptions, unusual activity in your account, or otherwise to ensure your redemption request is in good order” to directly follow the bulleted list of requirements to be in good order, since the statement relates to the good order discussion.

	Response:	The Registrant will move the statement referenced by the Staff to directly follow the bulleted list of requirements to be in good order.

H.	Information about the Reorganization

1.	Comment:	The Staff noted that the Registrant states that “the number of full and fractional shares of the Acquiring Fund to be received by the Target Fund shareholder in the Reorganization will be equal to the aggregate net asset value of the shares of the Target Fund held by that shareholder as of the close of regularly scheduled trading on the NYSE on the Closing Date or such later time as the Target Fund’s net asset value is calculated.” The Staff requested that the Registrant supplementally identify the provision of the Agreement and Plan of Reorganization that would allow for such calculation to be made at a later date and the circumstances under which that would occur.

	Response:	The Registrant notes that the disclosure referenced by the Staff is not intended to suggest that such calculation would be made on a date other than the Closing Date. Rather the disclosure referenced by the Staff is intended to track Section 3.1 of the Agreement and Plan of Reorganization, which provides that the close of business on the Closing Date shall be as of 4:00 p.m., Eastern Time or such later time on that date as the Target Fund’s net asset value is calculated. The Registrant will revise the disclosure accordingly.

I.	Reasons for the Reorganization

1.	Comment:	The Staff requested that the Registrant revise the disclosure be more specific about the reasons for the Reorganization, for example by discussing the duplication of product offerings or the experience of significant redemptions by one or both Funds.

	Response:	The Registrant will revise the disclosure to clarify that in its consideration of the Reorganization, the Board noted that the Target Fund and the Acquiring Fund have the same investment objectives, strategies and policies and that the Funds’ manager believes that a larger, combined fund would eliminate potential confusion in the marketplace caused by having duplicative products and would offer operational efficiencies and potential economies of scale that may lower expenses paid by shareholders in the long term.

2.	Comment:	The Staff noted the references to potential efficiencies and economies of scale expected to result from the Reorganization, benefits to shareholders expected to result from the Reorganization, and costs and expenses related to the Reorganization to be borne by each Fund, and requested that the Registrant revise the disclosure to be more specific as to how each factor relates to this Reorganization.

	Response:	The Registrant will revise the disclosure to clarify that (i) the potential efficiencies and economies of scale expected to result from the Reorganization may result in lower fund operating expenses; (ii) benefits to shareholders expected to result from the Reorganization include the potential for lower fund operating expenses and that the Combined Fund may be better positioned to attract assets than the Target Fund; and (iii) that the costs and expenses related to the Reorganization will be allocated to the Acquiring Fund and the Target Fund pro rata based on the aggregate net assets of each Fund.

3.	Comment:	The Staff noted that the Registrant states under “Reasons for the Reorganization” that each Fund invests substantially all of its assets in the Master Fund, whereas under “Portfolio Securities” the Registrant states that each of the Target Fund and the Acquiring Fund invests all of its assets in the Master Fund. The Staff requested that the Registrant revise the disclosure to clarify that each Fund invests all of its assets in the Master Fund or explain each Fund’s other investments.

	Response:	The Registrant will revise the disclosure to clarify that each Fund invests all of its investable assets in the Master Fund.

J.	Information Regarding Tax Capital Loss Carryovers

1.	Comment:	The Staff requested that the Registrant confirm that the defined term “Pre-2011 Losses” is used consistently.

	Response:	The Registrant confirms that the defined term “Pre-2011 Losses” is used consistently.

K.	Information about Management of the Acquiring Fund

1.	Comment:	The Staff requested that the Registrant confirm that it has disclosed that the Funds’ investment adviser has an interest in the Reorganization because of the expected reduction in Fund operating expenses as a result of the Reorganization.

	Response:	The Registrant notes that it discloses under “Reasons for the Reorganization” that if the Reorganization is consummated, the Funds’ manager is expected to achieve higher profitability due to decreased costs, and that the Funds’ manager is expected to reduce the level of its operational expenses for administrative and compliance services as the number of separate funds declines. The Registrant will add disclosure clarifying that the Reorganization is expected to result in a decrease in the Combined Fund’s gross expenses and a corresponding decrease in fees waived under a contractual expense limit arrangement with respect to the Combined Fund.

L.	Appendix E – 5% Shareholders of the Target Fund and the Acquiring Fund

1.	Comment:	The Staff noted that Hare & Co. held 31.99% of Institutional Shares of the Target Fund as of April 30, 2017 and requested that the Registrant identify Hare & Co. as a control person of the Fund.

	Response:	The Registrant will confirm that all control persons of each Fund are identified.

2.	Comment:	The Staff notes that Morgan Stanley Smith Barney is identified as a control person of the Acquiring Fund. The Staff requested that the Registrant give the state or other sovereign power under the laws of which the control person is organized and list all parents of the control person, in accordance with Item 7 of Form N-14.

	Response:	The Registrant will confirm that the information required by Item 7 of Form N-14 is included.

M.	Pro Forma Financial Statements

1.	Comment:	The Staff requested that the Registrant provide the pro forma financial information as of February 28, 2017 in accordance with Rule 11-02 of Regulation S-X.

	Response:	The Registrant will revise the disclosure to provide the pro forma financial information as of February 28, 2017.

2.	Comment:	The Staff requested that the Registrant revise the last sentence of section (a) to state that “the inputs or methodologies used to value securities are not necessarily an indication of the risk associated with investing in those securities.”

	Response:	The Registrant will revise the disclosure as requested by the Staff.

N.	Exhibits

1.	Comment:	The Staff noted that the legality of shares opinion states that “we assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.” The Staff requested that this language be removed from the legality of shares opinion or explain what the Registrant intends to do if a material change to applicable law or fact occurs after the opinion is issued but before shares of the Acquiring Fund are issued in the Reorganization.

	Response:	The Registrant confirms that the language referenced by the Staff will be removed from the legality of shares opinion, a revised version of which will be filed as an exhibit to a post-effective amendment to the Registration Statement.

2.	Comment:	The Staff noted that the form of tax opinion, which is addressed to each Registrant, states that the opinion “is being delivered solely to you for your use in connection with the Transaction, and may not be relied upon by any other person or used for any other purpose.” The Staff referred to Section III.D.1. of Staff Legal Bulletin No. 19, which states that “any language that states or implies that the tax opinion is only for the benefit of the board or the registrant, or that only the board or the registrant is entitled to rely on the opinion, is unacceptable. Investors are entitled to rely on the opinion expressed.” The Staff requested that that the form of opinion be revised to delete the statement referenced by the Staff or to revise such statement to make clear that shareholders participating in the Reorganization are entitled to rely on the opinion.

	Response:	The Registrants will file a revised form of tax opinion as an exhibit to a post-effective amendment to the Registration Statement which states that the opinion “is furnished to you in connection with the Transaction and is not to be quoted, circulated, published, or otherwise referred to for any other purpose, in whole or in part, without our express prior written consent. This opinion may be disclosed to the Target Fund Shareholders, and they may rely on it in connection with the Transaction, it being understood that we are not establishing any attorney-client relationship with any shareholder. This letter is not to be relied upon for the benefit of any other person or for any other purpose.”

Please call the undersigned at (617) 951-8458 or Barry Hurwitz at (617) 951-8267 with any questions.

Sincerely,

/s/ Jeremy Kantrowitz

Jeremy Kantrowitz

Exhibit A

The Staff stated in the North American Security Trust no-action letter (1993 SEC No-Act, LEXIS 876 (pub. avail. Aug. 5, 1994) that in determining the performance survivor of a reorganization, the funds should compare the attributes of the participating funds to determine which fund the combined fund most closely resembles. The no-action letter states that, “among other factors, funds should compare the various funds’ investment advisers, investment objectives, policies and restrictions, expense structures and expense ratios, asset size and portfolio composition. These factors are substantially similar to the factors the staff considers in determining the accounting survivor of a business combination involving investment companies.” The factors listed in the North American Security Trust no-action letter are also set forth in the AICPA Accounting and Audit Guide for Investment Companies (the “AICPA Guide”), in order of relative importance: portfolio management, portfolio composition, investment objectives, policies and restrictions, expense structures and expense ratios, and, asset size. Following is a performance survivor analysis for the Reorganization using the factors identified in the North American Security Trust no-action letter and the AICPA Guide.

A.	Portfolio Management

Each of the Target Fund and Acquiring Fund has, and the Combined Fund will have, the same investment manager, Legg Mason Partners Fund Advisor, LLC (“LMPFA”), the same investment subadviser, Western Asset Management Company (“Western Asset”), and the same portfolio managers. Accordingly, this factor would support either Fund as the performance survivor.

B.	Portfolio Composition

Each of the Target Fund and Acquiring Fund is a money market fund that invests in accordance with the requirements of Rule 2a-7. Each of the Target Fund and the Acquiring Fund pursues its investment strategies by investing all of its investable assets in the Master Fund, an underlying mutual fund having the same investment objectives and strategies under a master/feeder structure. The Combined Fund will continue to invest all of its investable assets in the Master Fund.

The Registrant notes that the Acquiring Fund has invested in the Master Fund since its inception, however, the Target Fund invested in a different Master Fund prior to August 29, 2016. Accordingly, the historical performance of the Acquiring Fund most closely represents the historical portfolio composition of the Master Fund in which the Combined Fund will invest all of its investable assets and, therefore, this factor favors the Acquiring Fund as the performance survivor.

C.	Investment Objectives, Policies and Restrictions

Each of the Target Fund and Acquiring Fund has, and the Combined Fund will have, the same investment objectives, policies and restrictions. Each Fund is a money market fund that invests in high quality, U.S. dollar-denominated short-term debt securities that, at the time of purchase, are rated by one or more rating agencies in the highest short-term rating category or, if not rated, are determined by the subadviser to be of equivalent quality. Each Fund may invest in all types of money market instruments, including bank obligations, commercial paper and asset-backed securities, structured investments, repurchase agreements and other short-term debt securities. Each Fund invests in accordance with the requirements of Rule 2a-7. Each Fund pursues its investment strategies by investing all of its investable assets in the Master Fund.

As noted above, the Acquiring Fund has invested in the Master Fund since its inception, however, the Target Fund invested in a different Master Fund prior to August 29, 2016. Accordingly, the historical performance of the Acquiring Fund most closely represents the investment policies of the Master Fund in which the Combined Fund will invest all of its investable assets and, therefore, this factor favors the Acquiring Fund as the performance survivor.

D.	Expense Structures and Expense Ratios

Management Fees: The contractual management fee schedules for the Target Fund, Acquiring Fund and Combined Fund are the same.

Sales load structure and Rule 12b-1 plans: There are no sales loads, contingent deferred sales charges or Rule 12b-1 fees with respect to the Target Fund, Acquiring Fund or Combined Fund.

Other expenses/Total expenses: The administrative service, custody, transfer agency and other non-management fees that the Funds pay are substantially similar in structure. As a general matter, the other expenses of the Combined Fund are expected to be lower than other expenses of the Target Fund and the Acquiring Fund because of anticipated economies of scale. As shown below, as of March 31, 2017, the total annual fund operating expenses of the Combined Fund will more closely resemble the total annual fund operating expenses of the Acquiring Fund before contractual expense limitation arrangements. After contractual expense limitation arrangements, the total annual fund operating expenses of each Fund will be the same. Accordingly, this factor slightly favors the Acquiring Fund as the performance survivor.

Target Fund	Acquiring Fund	Pro Forma Combined Fund
Total Annual Fund Operating Expenses/Net Expenses After Waiving Fees and/or Reimbursing Expenses	Total Annual Fund Operating Expenses/Net Expenses After Waiving Fees and/or Reimbursing Expenses	Total Annual Fund Operating Expenses/Net Expenses After Waiving Fees and/or Reimbursing Expenses

0.27%/0.20%	0.26%/0.20%	0.24%/0.20%

E.	Asset Size

As of March 31, 2017, the Target Fund had assets of approximately $1.96 billion, and the Acquiring Fund had assets of approximately $705 million. However, the Registrant notes that the Staff’s guidance in the North American Security Trust no-action letter does not suggest that asset size is determinative in identifying the performance survivor in a reorganization. Rather, asset size is only one of a number of factors to be weighed.

F.	Overall conclusion.

The Registrant believes that the factors discussed above indicate that the Combined Fund will most closely resemble the Acquiring Fund. The Registrant acknowledges that, as of March 31, 2017, the Target Fund was significantly larger than the Acquiring Fund. However, the Registrant believes that, as a general matter, the most useful factors to consider in the performance survivor analysis are the factors related to portfolio management (i.e., portfolio management team, portfolio composition and investment objectives, policies and restrictions), because these factors provide the best indication as to which participating fund the Combined Fund will most closely resemble. In this case, as discussed above, the Target Fund and the Acquiring Fund have identical portfolio management teams, portfolio composition and investment objectives, policies and restrictions. In particular, each Fund pursues its investment strategies by investing all of its investable assets in the Master Fund, an underlying mutual fund having the same investment objectives and strategies under a master/feeder structure. However, while the Acquiring Fund has invested in the Master Fund since its inception, the Target Fund invested in a different Master Fund prior to August 29, 2016. Accordingly, the Registrant believes that the historical performance of the Acquiring Fund most closely represents the historical portfolio composition and investment policies of the Master Fund in which the Combined Fund will invest all of its investable assets and, therefore, is the appropriate performance survivor in the Reorganization.